# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Butterfly Network, Inc., CIK 0001804176
CUSIP: 124155102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001138995
Persons authorized to receive notices and communications: Mark Horowitz, Glenview Capital Management, LLC, 520 Madison Avenue, 33rd Floor, New York, New York (NY), 10022, (212) 812-4700

## Reporting persons
- GLENVIEW CAPITAL MANAGEMENT, LLC (CIK 0001138995): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,335,055; sole dispositive power 0; shared dispositive power 14,335,055; aggregate amount beneficially owned 14,335,055 (6.34% of the class)
  Comment: (1) Shared voting power and shared dispositive power includes 14,335,055 shares of Common Stock held directly by the Glenview Funds.
  
  (2) Percent of class is calculated based on 226,175,175 shares of Common Stock outstanding as of October 21, 2025, as reported in the Issuer's Form 10-Q filed on October 31, 2025.
- ROBBINS LARRY (CIK 0001228603): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 387,150; shared voting power 18,881,742; sole dispositive power 387,150; shared dispositive power 18,881,742; aggregate amount beneficially owned 19,268,892 (8.52% of the class)
  Comment: (3) Sole voting power and sole dispositive power includes (i) 21,645 shares of Common Stock that Mr. Robbins has the right to acquire upon exercise of stock options and (ii) 80,434 shares of Common Stock underlying unvested restricted stock units that were granted to Mr. Robbins, which vest in full on the date of the Issuer's 2026 Annual Stockholders Meeting, subject to Mr. Robbins' continued service on the Issuer's board of directors on such date.
  
  (4) Shared voting power and shared dispositive power includes (i) 14,335,055 shares of Common Stock held directly by the Glenview Funds and (ii) 4,546,687 shares of Common Stock held directly by Longview Investors LLC.
  
  (5) Percent of class is calculated based on 226,175,175 shares of Common Stock outstanding as of October 21, 2025, as reported in the Issuer's Form 10-Q filed on October 31, 2025, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Butterfly Network, Inc.
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Comment: Explanatory Note: This Amendment No. 7 ("Amendment No. 7") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined in Amendment No. 4) and Longview Investors LLC ("Longview") with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2021, as amended by Amendment No. 1, filed with the SEC on March 30, 2021, Amendment No. 2, filed with the SEC on March 11, 2022, Amendment No. 3, filed with the SEC on February 14, 2023, Amendment No. 4, filed with the SEC on September 3, 2024, Amendment No. 5, filed with the SEC on June 17, 2025, and Amendment No. 6, filed with the SEC on November 24, 2025 (collectively, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Common Stock"), of Butterfly Network, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1600 District Avenue, Burlington, MA 01803. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby restated in its entirety as follows:

The principal business address of each of the Reporting Persons is 520 Madison Avenue, 33rd Floor, New York, NY 10022.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 12, 2026, the Private Placement Warrants that were held by the Glenview Funds and Longview expired, unexercised and for no value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

Items 7-11 of the cover pages of the Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

Items 7-11 of the cover pages of the Schedule 13D are incorporated herein by reference.

## Signatures
- GLENVIEW CAPITAL MANAGEMENT, LLC: /s/ Mark J. Horowitz, Mark J. Horowitz, Co-President (02/17/2026)
- ROBBINS LARRY: /s/ Mark J. Horowitz, Mark J. Horowitz, attorney-in-fact for Larry Robbins (02/17/2026)